UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 8, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

LDR Holding Corporation

File No. 333-190829 - CF#29971

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      LDR Holding Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 26, 2013, as amended.

      Based on representations by LDR Holding Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.26	through December 29, 2013
Exhibit 10.27	through July 31, 2014
Exhibit 10.28	through November 28, 2016

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary